January 30, 2008

VIA EDGAR Transmission
Tim Buchmiller, Esq.
Senior Attorney
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Mail Stop 6010
Washington, DC 20549

Re: Pfizer Inc.
Definitive Proxy Statement
Filed March 15, 2007
File No. 001-03699

Dear Mr. Buchmiller:

As we discussed, we respectfully request an extension of the deadline until February 15, 2008 so that we can complete our management and board review process.

If you have any questions or comments regarding the foregoing, do not hesitate to contact me at 212-733-4802

Very truly yours,

/s/ Margaret M. Foran
Margaret M. Foran